UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------



                                    FORM 11-K

(Mark One)

(X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [NO FEE REQUIRED].

     For the fiscal year ended March 31, 2002

                                       or

( ) Transition report pursuant to Section 15(d) of the Securities exchange Act of 1934 [NO FEE REQUIRED].

         For the transition period from ____ to ____.



                           Commission File No. 0-23832

                             -----------------------


                             PSS WORLD MEDICAL, INC.
                    EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
                            (Full title of the Plan)


                             PSS WORLD MEDICAL, INC.
                            4345 Southpoint Boulevard
                           Jacksonville, Florida 32216
                          (Principal Executive Office)

Table of Contents



                             PSS WORLD MEDICAL, INC.
                    EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

                             March 31, 2002 and 2001





                                                                        Page

Independent Auditors' Report                                              1

Financial Statements:

     Statements of Net Assets Available for Benefits                      2
     Statement of Changes in Net Assets Available for Benefits            3

Notes to Financial Statements                                             4

Schedule H, line 4i-Schedule of Assets Held at End of Year               11

Signature                                                                12

Exhibit Index                                                            13

                          Independent Auditors' Report



To the Plan Administrator of the
   PSS World Medical, Inc. Employee Stock
   Ownership and Savings Plan:


We have audited the accompanying statement of net assets available for benefits of PSS World Medical, Inc. Employee Stock Ownership and Savings Plan as of March 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of PSS World Medical, Inc. Employee Stock Ownership and Savings Plan as of March 31, 2001 and the year then ended were audited by other auditors whose report dated August 16, 2001 expressed an unqualified opinion, with an explanatory paragraph which indicated that certain historical cost information had been omitted for nonparticipant-directed plan assets held by the Plan custodian in a supplemental schedule.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the PSS World Medical, Inc. Employee Stock Ownership and Savings Plan as of March 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i-Schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

Jacksonville, Florida
August 1, 2002

                                PSS WORLD MEDICAL, INC.
                       EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
                    Statements of Net Assets Available for Benefits
                                March 31, 2002 and 2001




                                                    2002                    2001
                                            ---------------------   ---------------------
Assets:
     Cash                                    $          7,562        $          5,772
                                            ---------------------   ---------------------
     Investments, at fair value                    61,651,246              43,283,446
     Investments, at cost:
        Money market fund                           2,801,622                 953,093
        Participant loans                              10,134                  22,238
                                            ---------------------   ---------------------
                   Total investments               64,463,002              44,258,777
                                            ---------------------   ---------------------
     Receivables:
        Participant contributions                     536,318                 407,105
        Employer contributions                        216,015                  24,114
        Pending transfer                               57,224                     --
                                            ---------------------   ---------------------
                   Total receivables                  809,557                 431,219
                                            ---------------------   ---------------------
                   Total assets                    65,280,121              44,695,768
                                            ---------------------   ---------------------
Liabilities:
     Other                                                --                  130,540
                                            ---------------------   ---------------------
Net assets available for benefits            $     65,280,121        $     44,565,228
                                            =====================   =====================



See accompanying notes to financial statements.

                             PSS WORLD MEDICAL, INC.
                    EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
                Statement of Changes in Net Assets Available for
                   Benefits For the year ended March 31, 2002




Additions to net assets available for benefits:
     Investment income:
        Dividends and interest income                                    $            469,900
        Net appreciation in fair value of investments (Note 4)                     16,334,612
                                                                            ---------------------
                   Total investment income                                         16,804,512
                                                                            ---------------------
        Contributions:
           Participant                                                              7,188,836
           Employer                                                                 1,095,745
           Rollovers from qualified plans                                           1,039,560
                                                                            ---------------------
                   Total contributions                                              9,324,141
                                                                            ---------------------
        Other:
           Merger of National Medical Supply Company
                401(k) Savings Plan (Note 1)                                           68,675
                                                                            ---------------------
                   Total additions                                                 26,197,328
Deduction from net assets available for benefits:
     Benefits paid to participants                                                  5,482,435
                                                                            ---------------------
                   Net increase                                                    20,714,893
Net assets available for benefits:
     Beginning of year                                                             44,565,228
                                                                            ---------------------
     End of year                                                         $         65,280,121
                                                                            =====================


See accompanying notes to financial statements.

                             PSS WORLD MEDICAL, INC.
                    EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

                          Notes to Financial Statements

                             March 31, 2002 and 2001

(1)    Description of Plan

       The following description of the PSS World Medical, Inc. Employee Stock Ownership and Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan document for a more complete description of the Plan's provisions.

       (a)    General

              The Plan is a defined contribution retirement plan covering substantially all employees of PSS World Medical, Inc. and its subsidiaries (the Company or employer). The Plan was created under the provisions of Section 401(a) of the Internal Revenue Code (the
              IRC) and includes a qualified deferred arrangement, as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan also has the features of an employee stock ownership plan (ESOP), whereby employee and employer contributions can be invested in PSS World Medical, Inc. common stock (the Company's stock). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

              Effective August 1, 2001, or as soon as practicable thereafter, the Plan was amended to provide for the merger of the National Medical Supply Company 401(k) Savings Plan ($68,675 of net assets available for benefits). The assets were transferred into the Plan in September 2001.

       (b)    Plan Administration

              Effective March 9, 2001, the Company amended and restated the Plan to establish one trust for the purpose of maintaining, managing, investing, and reinvesting the Plan's assets. Prior to March 9, 2001, there were two separate trusts: the Primary Trust and the Company Stock Fund Trust. J.P. Morgan Chase & Co. (the Trustee) is the trustee for all Plan assets and Metropolitan Life Insurance Company is the record keeper.

       (c)    Eligibility

              Effective April 1, 2001, any employee of the Company is eligible to participate in the Plan upon attaining age tewnty-one and completing six months of service. Plan entry dates are the first day of each month within the Plan year.

       (d)    Contributions

              The Plan is funded through voluntary employee salary deferrals and employer contributions. Participants can elect to defer up to 15% but not less than 1% of compensation, as defined by the Plan and as limited by requirements of the IRC. Participant elective contributions are invested by the Trustee in the investment options (mainly mutual funds and employer securities) as directed by the participant. Effective April 1, 2001, the Plan was amended to eliminate the participant's right to make elective contributions from bonuses.

              The Company may make the following types of contributions: (i) supplemental ESOP matching contributions, (ii) ESOP matching contributions, (iii) non-ESOP matching contributions, (iv) ESOP employer contributions, and (v) qualified nonelective contributions.

                  Supplemental ESOP Matching Contributions: If participants direct their investment of their elective contributions to the Unencumbered Company Stock Fund (participant-directed), the Plan may use the elective contributions to make payments on any loans outstanding if the Plan has purchased Company stock with borrowed funds. When loan repayments are made, shares of the Company's stock are released from a special account within the Plan. The number of shares released is determined under federal laws governing the administration of ESOPs. The number of shares released is not directly related to the current fair market value of the Company's stock. For that reason, the Company may purchase additional shares of the Company's stock that are at least equal to the number of shares that would be purchased with the participant's elective contributions if the shares were acquired at fair market value on the open market (Supplemental ESOP Matching Contribution). Any additional shares purchased as a result of the Supplemental ESOP Matching Contribution are allocated only to those participants who have directed their investment of their elective contributions to the Unencumbered Company Stock Fund. For the plan year ended March 31, 2002, the Company made no Supplemental ESOP Matching Contributions.

                  ESOP Matching Contributions and Non-ESOP Matching
                  Contributions: The Company's Board of Directors may elect annually to make a discretionary contribution in the form of an ESOP matching contribution (contributions to remain invested in the Company's stock) or in the form of a non-ESOP matching contribution (contributions to be invested at the direction of the participant). Such contributions are allocated to participants based on the formula established by the Board of Directors. The Board of Directors also determines the percentage of each participant's elective contributions to be matched as well as the maximum amount to be contributed. A participant must have provided 1,000 hours of service and be employed on the last day of the plan year to be eligible for such contributions. In the event that the elective contributions and ESOP employer contributions used to repay any outstanding ESOP loan are less than that required to meet the minimum loan payment, the Company shall make an ESOP matching contribution sufficient to meet the loan repayment requirement. The ESOP Matching Contributions for the plan year ended March 31, 2002 were approximately $98,000.

                  Effective April 1, 2001, the Company began making a quarterly Non-ESOP Matching Contribution for each eligible participant equal to the lesser of (i) 25% of a participant's elective deferral amount up to 4% of a participant's compensation for the Plan year or (ii) $1,500. This Non-ESOP Matching Contribution is subject to a seven-year vesting schedule, as described in Note 1(e), Vesting. The Non-ESOP Matching Contributions for the plan year ended March 31, 2002 approximated $952,000, which was net of approximately $65,000 of forfeitures.

                  ESOP Employer Contributions: The Company's Board of Directors may also elect annually to make a discretionary ESOP Employer Contribution. If the Plan has purchased common stock of the Company with borrowed funds, the Plan may use these contributions to make payments due on any outstanding loans. Such contributions are allocated based on the ratio of each eligible participant's considered compensation to the total considered compensation of all eligible participants during the plan year and will be allocated to participants who have provided 1,000 hours of service and are employed on the last day of the plan year. There were no ESOP employer contributions for the plan year ended March 31, 2002.

                  Qualified Nonelective Contributions: The Company's board of directors may also elect annually to make qualified nonelective contributions. Such contributions may be allocated to a limited number of non-highly compensated employees and are only made to eliminate potential discrimination with respect to participant elective contributions or employer matching contributions that would otherwise favor highly compensated employees. The qualified nonelective contributions for the plan year ended March 31, 2002 approximated $46,000.

       (e)    Vesting

              Participants are immediately vested in their elective contributions, all post-August 1, 1999 employer contributions except ESOP employer contributions, and the earnings thereon. Participants are vested in the Company's discretionary ESOP employer contributions, pre-August 1, 1999 ESOP employer contributions, and earnings thereon based on years of continuous service, as defined in the Plan, according to the following schedule:


                        Less than three years of service             0%
                        Three years but less than four years        20%
                        Four years but less than five years         40%
                        Five years but less than six years          60%
                        Six years but less than seven years         80%
                        Seven years or more                        100%

              In the event of total and permanent disability or death, a participant shall become 100% vested in his/her account balance. Nonvested portions of the Company's discretionary contributions are forfeited as of an employee's termination date and are used to reduce future company matching contributions. At March 31, 2002, forfeited, nonvested accounts approximated $4,200.

       (f)    Benefits Paid to Participants

              Upon retirement, death, disability, or other severance of employment, a participant or his/her beneficiary may elect to receive an amount equal to the value of the participant's vested interest in his/her account. Effective August 1, 2001, balances in participant accounts are paid in a single lump sum.

              Balances in a participant's accounts are distributed in shares of the Company's stock (with fractional shares paid in cash) or cash as elected by the participant with payment to the participant at their direction. Benefits are recorded when paid.

       (g)    Participants' Loans

              The participant loans outstanding as of March 31, 2002 and 2001 are loans that were transferred into the Plan when a separate plan of an entity acquired by the Company through acquisition was merged with the Plan. Participant loans are not permitted and have not been made under the Plan.

       (h)    Participants' Accounts

              Each participant's account is credited with his/her contributions, his/her share of the Company's discretionary and/or required contribution, and an allocation of plan earnings. Allocations of earnings are based on the proportion that each participant's account balance bears to the total of all participant account balances as well as the participant's investment elections. The benefit to which a participant is entitled is the vested portion of the benefit that can be provided from the participant's account.

(2)    Summary of Significant Accounting Policies

       (a)    Basis of Accounting

              The accompanying financial statements have been prepared on the accrual basis of accounting.

       (b)    Use of Estimates

              The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

       (c)    Income Recognition

              Interest income is recorded as earned on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Purchases and sales of the Company's stock are recorded on a trade date basis. Investment earnings on the Company's stock are allocated on a daily basis to participant accounts.

       (d)    Investment Valuation

               Investments in mutual funds are stated at fair value, which is based on published market quotations on national exchanges. Investment in the guaranteed interest contract is valued at contract value, which approximates fair market value. Purchases and sales of investments are recorded on the trade date. Money market funds and loans are valued at cost, which approximates fair value. The Company's common stock as of March 31, 2002 and 2001 is valued at its quoted market price as listed on the NASDAQ national market under the ticker symbol PSSI.

              Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

       (e)    Net Appreciation in Fair Value of Investments

              Net realized gains (losses) from the sales of investments and the changes in the unrealized appreciation (depreciation) on investments held are recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

       (f)    Administrative Expenses

              The Company paid administrative expenses of the Plan for the year ended March 31, 2002.

(3)    Escrow Shares

       When the Company purchased TriStar Imaging Systems, Inc. ("TriStar"), approximately 29,600 shares of the Company's stock were held by a leveraged employee stock ownership plan (ESOP) sponsored by TriStar. These shares were restricted pursuant to a security agreement established in connection with the ESOP loan. Approximately 17,300 shares were released pursuant to the terms of the security agreement and deposited into the trust during the year ended March 31,2001. During the year ended March 31, 2002, the remaining 12,300 shares were released and deposited into the trust.

(4)    Investments

       The following presents investments that represent 5% or more of the Plan's net assets as of March 31, 2002 and 2001

            Description of Asset (Shares, respectively)                            2002               2001
            -------------------------------------------                      ----------------   ----------------

            PSS World Medical, Inc. common stock:
                Participant-directed (2,894,255 and  2,213,697 shares)       $28,365,709         $ 9,892,568
                Nonparticipant-directed (zero and 808,291 shares)                      --          3,612,091
            Janus Balanced Fund (631,031 and 669,813 shares)                  12,443,797          13,315,890
            Managers Special Equity Fund (87,004 and 85,509 shares)            6,201,593           5,680,363
            Janus Fund (184,542 and 155,510 shares)                            4,535,975           4,243,877
            American Century Ultra Fund (153,063 and 133,878 shares)           4,186,019           3,575,903

          There are no reserves for credit risk recorded against the guaranteed interest contract (valued at $1,038 at March 31, 2002). The average yield on this contract was 2.72% for the year ended March 31, 2002. Interest on this contract is credited on a quarterly basis and has an evergreen maturity.

          During  the  year  ended  March  31,  2002,  the  Plan's   investments
          (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) in value as follows:

                                                                  Total
                                                              ------------

            PSS World Medical, Inc. common stock
                Participant-directed                          $12,401,987
                Nonparticipant-directed                         4,075,435
            Corporate common stock                                 (2,782)
            Mutual funds                                         (140,028)
                                                              ------------
                Net appreciation in fair value of investments $16,334,612
                                                              ============

(5)    Nonparticipant-Directed Investments

       Information pertaining to the significant components of the change in net assets relating to the nonparticipant-directed investments included in the allocated portion of the Plan's financial statements is as follows as of March 31, 2002:

                                                                    PSS World          Non-
                                                                  Medical, Inc.      Interest
                                                                     Common           Bearing
                                                                      Stock            Cash
                                                               ----------------    -------------
            Net appreciation in fair value of investments        $ 4,075,435            --
            Distributions                                           (605,491)           --
            Adjustments                                                   --        (1,790)
            Interfund transfers                                   (7,082,035)           --
                                                              ----------------    -------------
            Decrease in net assets available for benefits        $(3,612,091)       (1,790)
                                                              ================    =============

       Prior to April 1, 2002, a portion of a participant's account balance could have been invested in a nonparticipant-directed company stock fund at the direction of the Trustee. Effective April 1, 2002, participants are entitled to direct investment of all of their account balances under the Plan. Therefore, on March 31, 2002, the nonparticipant-directed company stock fund was transferred to the participant-directed company stock fund and all of the Plan's investment options became participant directed.

(6)    Tax Status

       On April 9, 2001, the Plan, as amended, received a favorable determination letter from the Internal Revenue Service. Although the Plan has been amended and restated since receiving this letter, the plan administrator believes that the Plan, as amended and restated, is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan is qualified and the related trust continues to be tax-exempt.

(7)    Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.



(8)    Related Party Transactions

       The Plan owns 2,894,255 shares of the Company's common stock at March 31, 2002, which represents approximately 4.1% of the outstanding common stock of the Company at that date.

       Receivables at March 31, 2002 include a pending inter-fund transfer of $57,224 due from the Trustee.

       Other liabilities at March 31, 2001 consist of $20,281, which is payable to another defined contribution plan sponsored by the Company. The remaining $110,259 represents a payable due to the Trustee for a pending trade at March 31, 2001.

(9)    Reconciliation to Form 5500

       As of March 31, 2002, there were no pending distributions to participants who elected distributions from the Plan.

       As of March 31, 2001, the Plan had $15,014 of pending distributions to participants who elected distributions from the Plan. These amounts were recorded as a liability in the Plan's Form 5500; however, these amounts were not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with accounting principles generally accepted in the United States of America.

       The following table reconciles benefits paid to partipants between the financial statements and Form 5500 as filed by the Company for the year ended March 31, 2002:


                                                        Benefits
                                                          Paid
                                                     -------------

           Per financial statements                   $5,482,435
            2002 amounts pending distribution
                to participants                          (15,014)
                                                     -------------

           Per Form 5500                              $5,467,421
                                                     =============


       The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended March 31, 2001:

                                                     Benefits                       Net Assets
                                                    Payable to       Benefits        Available
                                                    Participant        Paid        for Benefits
                                                    -----------    -----------     ------------
            Per financial statements                $    --        $2,709,308      $44,565,228
            2001 amounts pending distribution
                to participants                        15,014          15,014          (15,014)
                                                    -----------    -----------     ------------
           Per Form 5500                            $  15,014       2,724,322       44,550,214
                                                    ===========    ===========     ============



(10)   Subsequent Events

       Effective April 1, 2002, the vested interest in the Company's contributions and non-ESOP matching contributions shall be calculated on a six year vesting schedule.

       Certain plan amendments were effective on August 1, 2002. The following items summarize those amendments:

       o The record keeping and trustee responsibilities were transferred from Metropolitan Life Insurance Company and J.P. Morgan Chase & Co. to ABN-AMRO Trust Services Company,

       o Any employee of the Company, upon completion of ninety days of service, is eligible to participate in the Plan. Plan entry dates are the first day of each month within the Plan year, and

       o  Participants  are  permitted  to  make  elective   contributions from
          bonuses.

                             PSS WORLD MEDICAL, INC.
                    EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
          Schedule H, Line 4i - Schedule of Assets Held at End of Year
                                 March 31, 2002



            Identity of Party Involved                           Description of Investment                     Current
                                                                                                                value
    --------------------------------------------   ------------------------------------------------------   ---------------
*   PSS World Medical, Inc.                        PSS  World  Medical,  Inc.  common  stock,  2,894,255    $28,365,709
                                                     shares
    Janus Capital Corporation                      Janus Balanced Fund, 631,031 units                        12,443,797
                                                   Janus Fund, 184,542 units                                  4,535,975
                                                   Janus Worldwide Fund, 36,150 units                         1,570,686
    The Managers Fund                              Managers Special Equity Fund, 87,004 units                 6,201,593
    American Century Investment Management         American Century Ultra Fund, 153,063 units                 4,186,019
    Reich & Tang Group                             Reich & Tang Fund, 2,801,622 units                         2,801,622
    Pacific Investment Management Company          PIMCO Total Return Fund, 193,403 units                     2,013,268
    Harris Associates                              Oakmark Fund, 48,978 units                                 1,793,282
*   Metropolitan Life Insurance Company            Metlife Stock Market Index Guaranteed Fund, 2,328            539,879
                                                     units
*   Metropolitan Life Insurance Company            Guaranteed Interest Contract, 1.52% interest rate,
                                                     evergreen maturity                                           1,038
    Participant Loans                              Loans to  participants  with  interest  rates ranging
                                                     from 8.25% to 8.5%                                          10,134
                                                                                                            ---------------
                                                                                                            $64,463,002

                                                                                                            ===============
*  Party in Interest


                                    SIGNATURE



Pursuant to the requirements of the Securities and Exchange Act of 1934, PSS World Medical, Inc. (the Plan administrator for the PSS World Medical, Inc. Employee Stock Ownership and Savings Plan) has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on September 9, 2002.



                                PSS WORLD MEDICAL, INC

                                By: /s/ David M. Bronson
                                    -----------------------------------
                                    David M. Bronson,
                                    Senior Vice President and Chief
                                    Financial Officer (Duly Authorized
                                    Officer and Principal Financial and
                                    Accounting Officer)

                             PSS WORLD MEDICAL, INC.
                    EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN






EXHIBIT INDEX



Exhibit Number


  23            Independent Auditors' Consent

  99 Report of Independent Certified Public Accountants for the Plan year ended March 31, 2001

Exhibit 23







                          Independent Auditors' Consent


To the Plan Administrator of the
PSS World Medical, Inc. Employee Stock
Ownership and Savings Plan:




We consent to incorporation by reference in the registration statement (No. 33-80657) on Form S-8 of PSS World Medical, Inc. of our report dated August 1, 2002 relating to the financial statements and supplemental schedule of PSS World Medical, Inc. Employee Stock Ownership and Savings Plan as of March 31, 2002 and for the year then ended, which report appears in the March 31, 2002 annual report on Form 11-K of PSS World Medical, Inc. Employee Stock Ownership and Savings Plan.

/s/ KPMG LLP

Jacksonville, Florida
September 9, 2002

Exhibit 99


In July 2002, the Plan dismissed Arthur Andersen LLP and engaged KPMG LLP to audit the Plan's financial statements for the year ended March 31, 2002. The Plan has not been able to obtain Arthur Andersen LLP's consent to incorporate by reference the audited financial statements for the year ended March 31, 2001 into the Plan's existing registration statement. Because the Plan has not been able to obtain such consent, recovery of damages by investors in the Plan's common stock sold pursuant to the registration statement may be limited.


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Plan Administrator of the
PSS World Medical, Inc. Employee Stock
Ownership and Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the PSS WORLD MEDICAL, INC. EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN as of March 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended March 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the PSS World Medical, Inc. Employee Stock Ownership and Savings Plan as of March 31, 2001 and 2000 and the changes in its net assets available for benefits for the year ended March 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) as of March 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


As explained in the notes thereto, information provided by the Trustee and presented in the schedule of assets (held at end of year) does not disclose the historical cost of certain investments. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ Arthur Andersen LLP

Jacksonville, Florida
August 16, 2001